Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of our report dated April 14, 2005 (May 25, 2005, as to the effects of the restatement discussed in Note P) (which report expresses an unqualified opinion and includes explanatory paragraphs relating to an extension of the waiver of the borrowing base limit through March 31, 2006 and the restatement of the Company’s consolidated statements of cash flows for the years ended December 31, 2004 and 2003) relating to the consolidated financial statements of Transgenomic, Inc. and subsidiaries, appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Omaha, Nebraska

November 29, 2005